TIERRA GRANDE RESOURCES INC.
Cnr Stirling Hwy & Fairlight St.
Mosman Park, Western Australia 6012, Australia
Tel: +61 8 9384 6835

September 18, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:      Ronald E. Alper

Re:	Tierra Gold Resources Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 28, 2013
Preliminary Information Statement on Schedule 14C
Filed June 26, 2013
Response dated July 29, 2013
File No. 000-53462

Dear Mr. Alper:

Thank you for your letter of September 10, 2013 in connection with the above-noted matter. Following are responses to the comments set out in your letter.

General

1. We note the revised disclosure regarding “formal written consent to fully comply with the securities laws.” We also note the statement that you are seeking consents for actions “previously undertaken by the company with the required consent of shareholders.” Please advise us if consents meeting the relevant state-law requirements were obtained without filing a Schedule 14C.

The company has not obtained consents from shareholders relating to actions taken without filing a Schedule 14C, other than with respect to the waiver of annual meetings.

Under the Nevada rules, shareholder meetings of a Nevada corporation may be held in the manner provided by the bylaws of a corporation. The original bylaws of our company provided our board with the power to determine each year whether an annual meeting of shareholders will be held. We amended our bylaws effective January 31, 2011, and our amended bylaws require the consent of a majority of our outstanding shares to waive an annual meeting. We obtained the required consent of our shareholders to waive our annual meetings for the fiscal years ending May 31, 2012 and 2013. However, we inadvertently did not include disclosure relating thereto in a Schedule 14C.

In addition, Andrew Gasmier was appointed as a director of our company in February 2013 by our board of directors to fill the vacancy created by the resignation of Christopher Robin Relph, in accordance with applicable Nevada rules and the bylaws of our company. We have amended the Schedule 14A under “Management and Directors” to clarify the same. As well, we have updated disclosure under “Certain Relationships and Related Transactions” and have brought forward certain dates in the document.

Security Ownership of Certain Beneficial Owners and Management, page 4

2. Please revise your beneficial ownership table to disclose the natural persons with sole or shared voting and/or investment power over the shares held by Aviador Corporation Pty. Ltd.

We have amended the footnotes under the table to set out the natural persons with investment and voting power over the shares held by each of the entities identified in the table.

The company acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

TIERRA GRANDE RESOURCES INC.

Per:

/s/ Mark Kalajzich

Mark Kalajzich
President